AB 3/2

09055594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB Realty Sales, Inc.

OFFICIAL USE ONLY
7314
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 East Lincoln Drive
(No. and Street)

Scottsdale, (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1660 International Drive (Address) McLean (City) VA (State) 22102 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, June Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Realty Sales, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

June Durkin
Signature

President
Title

Gretchen C. Hunt
Notary Public

Notary Public State of Arizona
Maricopa County
Gretchen C Hunt
My Commission Expires
08/01/2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
CB Realty Sales, Inc.
December 31, 2008 and 2007

KPMG

KPMG LLP
1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
CB Realty Sales, Inc.:

We have audited the accompanying statements of financial condition of CB Realty Sales, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Realty Sales, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2009

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 89,555	$ 86,953
Receivable from Shareholder	202,042	226,844
	$ 291,597	$ 313,797
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 27,088	$ 57,518
Total liabilities	27,088	57,518
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	164,509	156,279
Total shareholder's equity	264,509	256,279
	$ 291,597	$ 313,797

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME
CB Realty Sales, Inc.
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 99,270	$ 133,380
Interest	4,396	14,522
Fees for administrative services	3,500	5,350
	107,166	153,252
EXPENSES		
Salaries and benefits	56,961	55,073
Regulatory and professional fees	28,063	(7,597)
Rent	3,583	3,583
Communications	2,812	2,590
Employee Relations	1,068	1,163
Other	1,069	939
	93,556	55,751
INCOME BEFORE TAXES	13,610	97,501
INCOME TAX PROVISION	(5,380)	(39,195)
NET INCOME	$ 8,230	$ 58,306

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 1,000	$ 99,000	$ 97,973	$ 197,973
Net income	—	—	58,306	58,306
Balance, December 31, 2007	1,000	99,000	156,279	256,279
Net income	—	—	8,230	8,230
Balance, December 31, 2008	$ 1,000	$ 99,000	$ 164,509	$ 264,509

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net income	$ 8,230	$ 58,306
Changes in assets and liabilities:		
Receivable from Shareholder	24,802	(26,546)
Accounts payable and accrued expenses	(30,430)	(27,433)
Cash provided by operating activities	2,602	4,327
INCREASE IN CASH AND CASH EQUIVALENTS	2,602	4,327
CASH AND CASH EQUIVALENTS at beginning of year	86,953	82,626
CASH AND CASH EQUIVALENTS at end of year	$ 89,555	$ 86,953

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
December 31, 2008 and 2007

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership interests in Camelback Inn Associates Limited Partnership (the "Partnership"). The Partnership's business consists of the rental pooling of condominium units located in Arizona. The Company is registered as a real estate broker and broker/dealer of securities in Arizona. The Company is a wholly-owned subsidiary of Host Hotels & Resorts, Inc. (the "Shareholder").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the settlement date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Shareholder. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Shareholder. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's provision for income taxes for 2008 and 2007 is computed on a separate entity basis and equates to a 35% Federal rate, plus the impact of a 6.968% state rate, net of the Federal tax benefit.

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Shareholder's central accounting system and banking account, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2008 or 2007. The Company has claimed, and been granted, exempt status under SEC rule 15c3–3, Section (k)(2)(A) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Shareholder

The receivable from Shareholder represents revenues of the Company deposited in the Shareholder's central bank account less expenses paid on behalf of the Company by the Shareholder and distributions paid to the Shareholder. The Company earned interest on the average monthly receivable balance at approximately 0.84% and 4.89% for the years ended December 31, 2008 and 2007, respectively.

Services Rendered

During the years ended December 31, 2008 and 2007, the Shareholder provided the Company with administrative assistance which included accounting, management and legal services. The Shareholder charged the Company $56,961 and $55,073 for these services in 2008 and 2007, respectively. These charges represent a pro-rata allocation of salaries and benefits expense incurred by employees of the Shareholder related to time dedicated to the affairs of the Company and are included as salaries and benefits expense.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2008, the Company's net capital (as defined) was $60,676, resulting in excess net capital of $55,676. The Company's percentage of aggregate indebtedness to net capital was 44.64% at December 31, 2008.

NOTE 5. REGULATORY AND PROFESSIONAL FEES

In 2007, the National Association of Securities Dealers and New York Stock exchange merged to form a single regulatory body, the Financial Industry Regulatory Authority. As a result of this merger, the Company received a one time refund of regulatory fees of $35,000. This refund has been recorded as a reduction of regulatory and professional fees during 2007.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2008

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$	264,509	3480
2. Deduct ownership equity qualified for Net Capital				-	3490
3. Total ownership equity qualified for Net Capital			$	264,509	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
B. Other (deductions) or allowable credits (List)				-	3525
5. Total capital and allowable subordinated liabilities			$	264,509	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 202,042	3540			
B. Secured demand note deficiency	-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	3600			
D. Other deductions and/or charges (List)	-	3610	$	(202,042)	3620
7. Other additions and/or credits (List)				-	3630
8. Net capital before haircuts on securities positions			$	62,467	3640
9. Haircuts on securities (comuted, where applicable, pusuant to 15c3-1(f)):					
A. Contractual securities commitments	-	3660			
B. Subordinated securities borrowings	-	3670			
C. Trading and investment securities:					
1. Exempted securities	-	3735			
2. Debt securities	-	3733			
3. Options	-	3730			
4. Other securities	-	3734			
D. Undue Concentration	-	3650			
E. Other (List) MONEY MARKET FUND	(1,791)	3736	$	(1,791)	3740
10. Net Capital			$	60,676	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2008

Computation of Basic Net Capital Requirement

Part A

11. Minimum net captial required (6-2/3% of line 19)			$	1,806	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)			$	5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	55,676	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	57,967	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilites from Statement of Financial Condition			$	27,088	3790
17. Add:					
A. Drafts for immediate credit	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810			
C. Other unrecorded amounts (List)	-	3820	$	-	3830
19. Total aggregate indebtedness			$	27,088	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				44.64%	3850

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
As of December 31, 2008

Receivable from Host Hotels & Resorts, Inc.	$ 202,042

SCHEDULE II

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2008

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

KPMG LLP
1660 International Drive
McLean, VA 22102

Report on Internal Controls As Required by Rule 17a-5(g)(1) Under the Securities Exchange Act of 1934

The Board of Directors
CB Realty Sales, Inc.:

In planning and performing our audit of the financial statements of CB Realty Sales, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

KPMG

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2009